Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of ISTA Pharmaceuticals, Inc. for the registration of common stock, preferred stock, debt securities and warrants, and to the incorporation by reference therein of our report dated February 17, 2009, with respect to the consolidated financial statements and schedule of ISTA Pharmaceuticals, Inc. for the year ended December 31, 2008 included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California

May 4, 2011